UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number: 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond BC V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

Date: August 16, 2008	By:	/s/ Valerie Seager
	Name:	Valerie Seager

	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report [1]

99.1
Material Contract – Credit Agreement dated as of August 13, 2008 among Catalyst Paper Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrowers and Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Sales Inc., Catalyst Pulp Operations Limited, Catalyst Paper (USA) Inc., Catalyst Paper Recycling Inc., Catalyst Paper Finance Inc. and The Apache Railway Company as Guarantors and the Lenders from time to time parties hereto as Lenders and CIT Business Credit Canada Inc. as Agent, Co-Lead Arranger, Joint Bookrunner, Syndication Agent, Collateral Agent and Documentation Agent and J.P. Morgan Securities Inc. as Co-Lead Arranger and Joint Bookrunner [2]

_____________________________________________

1Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)
2Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)